SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call for an Ordinary and Extraordinary General Shareholders´ Meeting - June 22, 2015

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, April 29, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

Re.: Call for an Ordinary and Extraordinary General Shareholders´ Meeting - June 22, 2015

I am writing you as a Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), in order to inform that the Board of Directors in a meeting held today resolved to call for an Ordinary and Extraordinary General Shareholders´ Meeting to be held on June 22, 2015 at 3:00 pm on a first call.

The Shareholders´ Meeting has been called to consider the following items:

i) Review of the appointment of Mr. Oscar Carlos Cristianci as Director made by the Supervisory Committee on April 16, 2015, in compliance with the second paragraph of Section 258 of the Ley de Sociedades Comerciales.

ii) Amendment of Section 3 of the Bylaws, in order to adapt the corporate purpose to the Law No. 27,078 “Ley Argentina Digital” (Argentine Digital Law) and extend it, including the possibility of providing Audiovisual Communication Services. The approval by the Shareholders’ Meeting of the new text in relation to the corporate purpose will be conditional upon and subject in its validity to obtaining the previous authorization from the Authority in charge of the application of the Argentine Digital Law.

We will submit in due course the documentation set forth in Section 4, Chapter II, Title II of the Comisión Nacional de Valores Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.
/s/ Oscar C. Cristianci Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 29, 2015	By:	/s/ Oscar Carlos Cristianci
	Name:	Oscar Carlos Cristianci
	Title:	Chairman of the Board of Directors